Exhibit 99.1
ROGERS COMMUNICATIONS REPORTS FOURTH QUARTER 2016 RESULTS

•	Rogers closes 2016 with continued strong revenue growth and solid flow through to adjusted operating profit and free cash flow:

•	Total service revenue and adjusted operating profit both up 3%

•	Wireless service revenue growth of 6% and adjusted operating profit growth of 5%

•	Wireless postpaid net additions of 93,000, up 62,000 year on year, with steady churn of 1.35% year on year

•	Cable revenue up slightly and adjusted operating profit growth of 2% as higher-margin Internet represents a greater proportion of total Cable revenue

•	Positive Cable total service unit net additions for the second quarter in a row, driven by Internet net additions of 30,000, up 14,000 year on year

•	Achieved 2016 growth targets and announced a stronger growth profile for 2017 guidance

•
Announced a long-term agreement with Comcast to bring X1 IPTV to our customers, expected in early 2018; net income impacted by a $484 million charge due to discontinued investment in our own IPTV product

•	Over 45% of Rogers' residential Internet base is on speeds of 100 Mbps or higher and Ignite Gigabit Internet service is now available to our entire footprint of over 4 million homes

TORONTO (January 26, 2017) - Rogers Communications Inc. today announced its unaudited financial and operating results for the fourth quarter ended December 31, 2016.

Consolidated Financial Highlights

	Three months ended December 31			Twelve months ended December 31
(In millions of Canadian dollars, except per share amounts, unaudited)	2016	2015	% Chg	2016	2015	% Chg

Total revenue	3,510	3,452	2	13,702	13,414	2
Adjusted operating profit [1]	1,259	1,226	3	5,092	5,032	1
Net income (loss) [2]	(9)	299	n/m	835	1,342	(38)
Adjusted net income [1,2]	382	331	15	1,481	1,479	—

Basic earnings (loss) per share [2]	($0.02)	$0.58	n/m	$1.62	$2.61	(38)
Adjusted basic earnings per share [1,2]	$0.74	$0.64	16	$2.88	$2.87	—

Cash provided by operating activities	1,053	950	11	3,957	3,747	6
Free cash flow [1]	392	274	43	1,705	1,676	2
1 Adjusted operating profit, adjusted net income, adjusted basic earnings per share, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.
2 As a result of the IFRS Interpretations Committee’s agenda decision relating to IAS 12 Income Taxes, certain amounts have been retrospectively amended. See "Accounting Changes" for more information.

"We ended 2016 with continued momentum and strong operating performance in the fourth quarter. We maintained robust Wireless revenue growth, underpinned by strong subscriber metrics, and translated this to healthy adjusted operating profit. Internet results showed sustained strength as Rogers offers customers the fastest widely available Internet speeds in our marketplace," said Alan Horn, Chairman and Interim President and CEO. "Our momentum to date as well as our commitment to further improve the customer experience, and enhance our execution, position us well to achieve our stronger growth targets for 2017."

Rogers Communications Inc.	1	Fourth Quarter 2016

Key Financial Highlights

Higher revenue
Revenue increased 2% this quarter, largely driven by Wireless service revenue growth of 6%.

Wireless service revenue increased primarily as a result of a larger subscriber base and the continued adoption of higher-value Share Everything plans and the increase in data usage on these plans.

Cable revenue increased marginally as strong Internet revenue growth of 9% was largely offset by the decline in Television and Phone revenue. We continue to see an ongoing shift in product mix to higher-margin Internet services. Excluding the impact of lower wholesale Internet revenue as a result of the CRTC decision that reduced interim access service rates, Cable and Internet revenue would have increased by 2% and 12%, respectively.

Media revenue decreased as a result of fewer postseason Toronto Blue Jays games compared to last year, lower overall advertising revenue, and lower circulation revenue within publishing, partially offset by higher sales at The Shopping Channel (TSC).

Higher adjusted operating profit
Higher adjusted operating profit this quarter reflects an increase in Wireless adjusted operating profit due to the strong flow through of top line growth described above and improved Cable performance due to the shift in product mix to higher-margin Internet services. Excluding the impact from the CRTC decision to reduce wholesale Internet interim access service rates described above, Cable adjusted operating profit growth would have been 5%.

Net loss and higher adjusted net income
We recorded a net loss of $9 million this quarter, primarily as a result of the $484 million impairment and other charges we recognized related to the discontinued investment in our Internet Protocol Television (IPTV) product. See "Review of Consolidated Performance" for more information. Adjusted net income increased this quarter as a result of higher adjusted operating profit, lower depreciation and amortization, and lower finance costs, partially offset by higher income tax expense.

Substantial free cash flow affords financial flexibility
This quarter, we continued to generate substantial cash flow from operating activities and free cash flow of $1,053 million and $392 million, respectively. Free cash flow was higher this quarter as a result of increased adjusted operating profit and lower additions to property, plant and equipment, partially offset by higher cash income taxes.

We ended the fourth quarter with an adjusted net debt / adjusted operating profit ratio of 3.0. Strong operating cash flow allowed us to repay a net amount of more than $300 million of debt in the quarter. See "Managing our Liquidity and Financial Resources" for more information.

Our solid financial results enabled us to reduce outstanding debt, continue to make investments in our network, and still return substantial dividends to shareholders. We paid $247 million in dividends this quarter.

Rogers Communications Inc.	2	Fourth Quarter 2016

Achieved 2016 Guidance

The following table outlines guidance ranges that we had previously provided and our actual results and shows 100% achievement for the selected full-year 2016 financial metrics:

	2015	2016			2016
(In millions of dollars, except percentages)	Actual	Guidance Ranges			Actual		Achievement

Consolidated Guidance [1]
Revenue	13,414	Increase of 1%	to	3%	13,702	2.1%	✓
Adjusted operating profit [2]	5,032	Increase of 1%	to	3%	5,092	1.2%	✓
Additions to property, plant and equipment [3]	2,440	2,300	to	2,400	2,352	n/m	✓
Free cash flow [2]	1,676	Increase of 1%	to	3%	1,705	1.7%	✓

Missed ✗	Achieved ✓

[1]
The above table outlines guidance ranges for selected full-year 2016 consolidated financial metrics provided in our January 27, 2016 earnings release. Guidance ranges presented as percentages reflect percentage increases over 2015 actual results.

[2]
Adjusted operating profit and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[3]	Includes additions to property, plant and equipment for the Wireless, Cable, Business Solutions, Media, and Corporate segments and does not include expenditures on spectrum licences.

2017 Outlook

As noted in the guidance ranges in the table below, we anticipate an even stronger growth profile in 2017. We expect to have the financial flexibility to maintain our network advantages, continue reducing debt, and return cash to shareholders.

	2016	2017 Guidance
(In millions of dollars, except percentages)	Actual	Ranges [1]

Consolidated Guidance
Revenue	13,702	Increase of 3%	to	5%
Adjusted operating profit [2]	5,092	Increase of 2%	to	4%
Additions to property, plant and equipment, net [3]	2,352	2,250	to	2,350
Free cash flow [2]	1,705	Increase of 2%	to	4%

[1]	Guidance ranges presented as percentages reflect percentage increases over full-year 2016 actual results.

[2]
Adjusted operating profit and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[3]
Includes additions to property, plant and equipment for the Wireless, Cable, Business Solutions, Media, and Corporate segments net of proceeds on disposition, but does not include expenditures for spectrum licences.

The above table outlines guidance ranges for selected full-year 2017 consolidated financial metrics. These ranges take into consideration our current outlook and our actual results for 2016. The purpose of the financial outlook is to assist investors, shareholders, and others in understanding certain financial metrics relating to expected 2017 financial results for evaluating the performance of our business. This information may not be appropriate for other purposes. Information about our guidance, including the various assumptions underlying it, is forward-looking and should be read in conjunction with "About Forward-Looking Information" and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ from what we currently expect.

We provide annual guidance ranges on a consolidated full-year basis, which are consistent with annual full-year Board-approved plans. Any updates to our full-year financial guidance over the course of the year would only be made to the consolidated guidance ranges that appear above.

Rogers Communications Inc.	3	Fourth Quarter 2016

About Rogers

Rogers is a leading diversified Canadian communications and media company that’s working to deliver a great experience to our customers every day. We are Canada’s largest provider of wireless communications services and one of Canada’s leading providers of cable television, high-speed Internet, information technology, and telephony services to consumers and businesses. Through Rogers Media, we are engaged in radio and television broadcasting, sports, televised and online shopping, magazines, and digital media. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Investment community contact	Media contact

Amy Schwalm	Terrie Tweddle
416.704.9057	416.935.4727
amy.schwalm@rci.rogers.com	terrie.tweddle@rci.rogers.com

Quarterly Investment Community Teleconference

Our fourth quarter 2016 results teleconference with the investment community will be held on:

•	January 26, 2017

•	8:00 a.m. Eastern Time

•	webcast available at rogers.com/webcast

•	media are welcome to participate on a listen-only basis

A rebroadcast will be available at rogers.com/investors on the Events and Presentations page for at least two weeks following the teleconference. Additionally, investors should note that from time to time, Rogers' management presents at brokerage-sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Rogers' website at rogers.com/events and are generally placed there at least two days before the conference.

For More Information

You can find more information relating to us on our website (rogers.com/investors), on SEDAR (sedar.com), and on EDGAR (sec.gov), or you can e-mail us at investor.relations@rci.rogers.com. Information on or connected to these and any other websites referenced in this earnings release is not part of, or incorporated into, this earnings release.

You can also go to rogers.com/investors for information about our governance practices, corporate social responsibility reporting, a glossary of communications and media industry terms, and additional information about our business.

Rogers Communications Inc.	4	Fourth Quarter 2016

About this Earnings Release

This earnings release contains important information about our business and our performance for the three and twelve months ended December 31, 2016, as well as forward-looking information about future periods. This earnings release should be used as preparation for reading our forthcoming Management's Discussion and Analysis (MD&A) and Audited Consolidated Financial Statements for the year ended December 31, 2016, which we intend to file with securities regulators in Canada and the US in the next few weeks. These statements will be made available on the rogers.com/investors, sedar.com, and sec.gov websites or mailed upon request.

The financial information contained in this earnings release is prepared using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. This earnings release should be read in conjunction with our 2015 Annual MD&A and our 2015 Audited Consolidated Financial Statements, our 2016 First, Second, and Third Quarter MD&A and Interim Condensed Consolidated Financial Statements, and our other recent filings with Canadian and US securities regulatory authorities, which are available on SEDAR at sedar.com or EDGAR at sec.gov, respectively.

All dollar amounts are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. Information is current as at January 25, 2017 and was approved by our Board of Directors (Board). This earnings release includes forward-looking statements and assumptions. See "About Forward-Looking Information" for more information.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

In this earnings release, this quarter refers to the three months ended December 31, 2016 and year to date or full-year refer to the twelve months ended December 31, 2016. All results commentary is compared to the equivalent periods in 2015 or as at December 31, 2015, as applicable, unless otherwise indicated.

Reporting Segments
We report our results of operations in four reporting segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable	Cable telecommunications operations, including Internet, television, and telephony (phone) services for Canadian consumers and businesses.
Business Solutions
Network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the enterprise, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, publishing, and digital media.

Wireless, Cable, and Business Solutions are operated by our wholly-owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain of our other wholly-owned subsidiaries. Media is operated by our wholly-owned subsidiary, Rogers Media Inc., and its subsidiaries.

Rogers Communications Inc.	5	Fourth Quarter 2016

Strategic Update

Rogers' strategy is designed to re-accelerate revenue growth in a sustainable way and translate this revenue growth into strong margins, adjusted operating profit, free cash flow, an increasing return on assets, and returns to shareholders.

Our fourth quarter and full-year 2016 results reflect solid execution of our strategy and the value inherent in our unique asset portfolio, including our best-in-class wireless and cable networks.

In 2017, we plan to further enhance our financial flexibility and execution, as well as capture cost and productivity improvements we see throughout our business. We believe this will position us well to translate our revenue growth into increased profitability and free cash flow.

Improving the Customer Experience
Our priority is to offer the products and services our customers want and need for the best experience. With that in mind, we launched a number of tools and offerings in 2016 with a focus on becoming a leader in self-serve options. For instance, we expanded worry-free wireless roaming, simplified mobile-first billing, and introduced a tool that allows families to manage their wireless data usage in real time. In 2015, we were the first telecommunications company in the world to launch customer care via Facebook Messenger, and this year, we were among the first globally to launch on Twitter. Our latest example of a self-serve option was the launch of Rogers EnRoute in the fourth quarter. This tool allows customers to track on their phone when a technician will arrive for an installation or service call. Our approach is resonating with customers, as we saw 42% more self-service transactions on the Rogers brand this quarter year on year and 56% more for the full-year 2016.

We look forward to doing more for our customers in 2017, including offering more self-serve options and new ways to interact with us digitally.

Maintaining Leadership and Momentum in Wireless
Despite an intense competitive backdrop, our fourth quarter results built on the strong momentum we have seen over the past year and we closed 2016 with the best Wireless service revenue growth and subscriber performance in many years. These results reflected a strong translation to adjusted operating profit, with fourth quarter growth of 5%. Fourth quarter Wireless service revenue growth of 6% was the highest since 2010 and postpaid net additions of 93,000 were the highest of any fourth quarter since 2009. On an annual basis, Wireless service revenue growth of 5% was the highest since 2009 and postpaid net additions of 286,000, up 180,000, were the highest since 2010.

Postpaid Wireless churn remained stable year on year in the fourth quarter and decreased four basis points in 2016 for the lowest postpaid churn rate since 2010. We will strive to make further improvements to churn going forward with our focus on further improving the customer experience.

We continued to make investments to enhance wireless network coverage and the quality of our network. Deployment of our prime 700 MHz LTE network has reached about 91% of Canada’s population at the end of 2016. Deployment of our overall LTE network has reached about 95% of Canada’s population at year-end.

Improving Cable on the Strength of Internet and our Partnership with Comcast
Subscriber trends have been improving in our Cable segment on the popularity of Ignite Internet, as Rogers offers the fastest widely available Internet speeds in our marketplace. For the second quarter in a row, we reported positive Cable total service unit net additions, driven by Internet net additions of 30,000, up 14,000 year on year.

Our Cable product mix continued to shift to higher-margin Internet services, driving overall Cable adjusted operating profit growth of 2% in the fourth quarter. We generated Internet revenue growth of 9% this quarter and double-digit Internet revenue growth of 11% in 2016. Excluding the impact of lower wholesale revenue as a result of the CRTC's decision to reduce interim access service rates, Cable revenue and adjusted operating profit growth this quarter were 2% and 5%, respectively. Similarly, Internet revenue growth increases to double-digit growth of 12% from 9% in the quarter, excluding this same impact.

Approximately 46% of our residential Internet base is on plans of 100 megabits per second or higher. We now offer Ignite Gigabit Internet service to our entire Cable footprint of over four million homes. Our hybrid fibre-coaxial cable network allows us to make incremental success-based investments as the demand for greater speed and capacity grows. We believe this positions us well to earn attractive returns on investment for our shareholders.

Rogers Communications Inc.	6	Fourth Quarter 2016

Late in 2016, Rogers announced a long-term agreement with Comcast Corporation (Comcast) to bring our customers a best-in-class TV product and expect to deploy Comcast's X1 IP-based video platform in early 2018. We are moving to this hosted platform to ensure we will have access to the scale and technical roadmap needed to meet the ongoing pace of IPTV innovation. Customers will benefit from Comcast's substantial research and development investments and their continuing commitment to innovation. Comcast attributes the transformative X1 platform to improving Xfinity TV subscriber performance, reducing churn, and increasing engagement for customers.

Our adoption of the X1 platform not only includes access to the most advanced IPTV solution, but also to Comcast's state-of-the-art customer premise equipment, including advanced DOCSIS 3.1 Wi-Fi gateways, Wi-Fi extenders, and wireless set-top boxes as well as the ability to send video to other third party companion devices (such as tablets and smartphones).

By mid-2017, Rogers plans to bring its customers the new advanced DOCSIS 3.1 Wi-Fi gateway, which is capable of delivering up to nine gigabits per second over Wi-Fi within the home, supports voice, home monitoring, and automation applications, and can act as the core in-home gateway for video and data applications. Throughout 2017, we also intend to provide our customers with further enhancements to our existing TV platform, including more 4K content.

First on the innovation roadmap, we intend to adopt Comcast's new Digital Home solution. This whole-home networking solution will provide customers with a simple, fast, and intuitive way to control and manage their connected devices. The cloud-based platform will link to the new DOCSIS 3.1 Wi-Fi gateway devices to deliver fast, reliable connectivity in the home and will allow people to easily add or pause devices, pair Wi-Fi extenders that boost signal strength, and use voice controls to see who is on the network, all in a safe and secure manner. This should help support the broader adoption of connected devices and the Internet of Things (IoT).

The all-IP combination of voice, data, video, smart home monitoring, and IoT using a combination of the most extensive DOCSIS 3.1-based, gigabit-capable network in Canada, along with Rogers and Comcast technology, will provide our customers with a best-in-class next generation residential service suite in Canada.

Media Focused on Sports
Media remains focused on our strong portfolio of live sports entertainment, including our ownership of the Toronto Blue Jays, our exclusive NHL agreement, and our joint venture interest in MLSE. For the second year in a row, Sportsnet was the number-one sports media brand in Canada and the gap has widened. Sportsnet plans to deliver more than 100 live sporting events in 4K in 2017. Consumer interest in 4K TV continues to grow as evidenced by leading manufacturer expectations for 4K TV sales to top 50% of all TV sales in 2017. To achieve the high quality 4K resolution, significantly higher bandwidths are required. With more 4K television sets and video streaming devices in the home, the high bit rate requirement further emphasizes the speed and capacity advantages of Rogers’ hybrid fibre-coaxial cable network over the legacy networks of our telecommunication competitors.

In the fourth quarter of 2016, we committed to accelerating our shift from print to digital media in order to keep pace with changing audience demands. Since then, we have been realigning resources and developing the roadmap that will drive innovation and new content ideas while increasing digital audiences and revenue. A particular focus in 2017 will be the launch of some new initiatives that will help solidify our position in the digital space.

Corporate Developments
We intend to hire Joseph Natale as President and CEO effective July 2017. Alan Horn is currently acting as our Interim President and CEO.

Rogers Communications Inc.	7	Fourth Quarter 2016

Summary of Consolidated Financial Results

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars, except margins and per share amounts)	2016	2015	% Chg	2016	2015	% Chg

Revenue
Wireless	2,058	1,981	4	7,916	7,651	3
Cable	858	855	—	3,449	3,465	—
Business Solutions	96	95	1	384	377	2
Media	550	560	(2)	2,146	2,079	3
Corporate items and intercompany eliminations	(52)	(39)	33	(193)	(158)	22
Revenue	3,510	3,452	2	13,702	13,414	2

Adjusted operating profit
Wireless	792	754	5	3,285	3,239	1
Cable	435	426	2	1,674	1,658	1
Business Solutions	30	30	—	123	116	6
Media	49	56	(13)	169	172	(2)
Corporate items and intercompany eliminations	(47)	(40)	18	(159)	(153)	4
Adjusted operating profit [1]	1,259	1,226	3	5,092	5,032	1

Adjusted operating profit margin [1]	35.9%	35.5%	0.4 pts	37.2%	37.5%	(0.3 pts )

Net (loss) income [2]	(9)	299	n/m	835	1,342	(38)
Basic (loss) earnings per share [2]	($0.02)	$0.58	n/m	$1.62	$2.61	(38)
Diluted (loss) earnings per share [2]	($0.04)	$0.58	n/m	$1.62	$2.60	(38)

Adjusted net income [1,2]	382	331	15	1,481	1,479	—
Adjusted basic earnings per share [1,2]	$0.74	$0.64	16	$2.88	$2.87	—
Adjusted diluted earnings per share [1,2]	$0.74	$0.64	16	$2.86	$2.86	—

Additions to property, plant and equipment	604	773	(22)	2,352	2,440	(4)
Cash provided by operating activities	1,053	950	11	3,957	3,747	6
Free cash flow [1]	392	274	43	1,705	1,676	2
Total service revenue [3]	3,306	3,214	3	13,027	12,649	3
n/m - not meaningful

[1]
Adjusted operating profit, adjusted operating profit margin, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[2]	As a result of the IFRS Interpretations Committee’s agenda decision relating to IAS 12 Income Taxes, certain amounts have been retrospectively amended. See "Accounting Changes" for more information.

[3]	As defined. See "Key Performance Indicators".

Rogers Communications Inc.	8	Fourth Quarter 2016

Results of our Reporting Segments

WIRELESS

Wireless Financial Results

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars, except margins)	2016	2015 [1]	% Chg	2016	2015 [1]	% Chg

Revenue
Service revenue	1,858	1,747	6	7,258	6,902	5
Equipment revenue	200	234	(15)	658	749	(12)
Revenue	2,058	1,981	4	7,916	7,651	3

Operating expenses
Cost of equipment	584	569	3	1,947	1,845	6
Other operating expenses	682	658	4	2,684	2,567	5
Operating expenses	1,266	1,227	3	4,631	4,412	5

Adjusted operating profit	792	754	5	3,285	3,239	1

Adjusted operating profit margin as a % of service revenue	42.6%	43.2%	(0.6 pts )	45.3%	46.9%	(1.6 pts )
Additions to property, plant and equipment	153	235	(35)	702	866	(19)

[1]	The operating results of Mobilicity are included in the Wireless results of operations from the date of acquisition on July 2, 2015.

Wireless Subscriber Results 1

	Three months ended December 31			Twelve months ended December 31
(In thousands, except churn, postpaid ARPA, and blended ARPU)	2016	2015	Chg	2016	2015	Chg

Postpaid
Gross additions	436	365	71	1,521	1,354	167
Net additions	93	31	62	286	106	180
Total postpaid subscribers [2]	8,557	8,271	286	8,557	8,271	286
Churn (monthly)	1.35%	1.35%	—	1.23%	1.27%	(0.04 pts	)
ARPA (monthly)	$119.90	$112.07	$7.83	$117.37	$110.74	$6.63
Prepaid
Gross additions	172	179	(7)	761	677	84
Net additions	38	27	11	111	75	36
Total prepaid subscribers [2,3]	1,717	1,606	111	1,717	1,606	111
Churn (monthly)	2.62%	3.17%	(0.55 pts )	3.32%	3.45%	(0.13 pts	)
Blended ARPU (monthly)	$60.72	$59.16	$1.56	$60.42	$59.71	$0.71

[1]	Subscriber counts, subscriber churn, postpaid ARPA, and blended ARPU are key performance indicators. See "Key Performance Indicators".

[2]	As at end of period.

[3]	On July 2, 2015, we acquired approximately 154,000 Wireless prepaid subscribers as a result of our acquisition of Mobilicity, which are not included in the 2015 net additions above.

Service revenue
The 6% increase in service revenue this quarter was a result of:

•	larger postpaid and prepaid subscriber bases; and

•
the continued adoption of customer-friendly Rogers Share Everything plans and the general increase in data usage noted on these types of plans. These plans generate higher postpaid ARPA, bundle in various calling features and long distance, provide the ability to pool and manage data usage across multiple devices, and grant access to our other offerings, such as Roam Like Home, Rogers NHL GameCentre LIVE, Spotify, and Texture by Next Issue.

Rogers Communications Inc.	9	Fourth Quarter 2016

The 7% increase in postpaid ARPA this quarter was the result of the continued adoption of Rogers Share Everything plans relative to the number of subscriber accounts as customers have increasingly utilized the advantages of premium offerings and access their shareable plans with multiple devices on the same account.

The 3% increase in blended ARPU this quarter was a result of:

•	increased service revenue as discussed above; partially offset by

•	the general increase in prepaid net additions over the past year.

We believe the increases in gross and net additions to our postpaid subscriber base and the stable postpaid churn this quarter were results of our strategic focus on enhancing the customer experience by providing higher-value offerings, such as our Share Everything plans, improving our customer service, and continually increasing the quality of our network.

Equipment revenue
The 15% decrease in equipment revenue this quarter was a result of:

•	an 11% decrease in device upgrades by existing subscribers; and

•	larger average subsidies given to customers who purchased devices; partially offset by

•	higher postpaid gross additions.

Operating expenses
Cost of equipment
The 3% increase in the cost of equipment this quarter was a result of:

•	a shift in the product mix of device sales towards higher-cost smartphones; and

•	higher postpaid gross additions; partially offset by

•	the decrease in device upgrades by existing subscribers, as discussed above.

Other operating expenses
The 4% increase in other operating expenses this quarter was a result of:

•	higher commissions, primarily as a result of our higher postpaid gross additions; and

•	higher marketing and advertising costs.

Adjusted operating profit
The 5% increase in adjusted operating profit this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	10	Fourth Quarter 2016

CABLE

Cable Financial Results

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars, except margins)	2016	2015	% Chg	2016	2015	% Chg

Revenue
Internet	378	348	9	1,495	1,343	11
Television	386	403	(4)	1,562	1,669	(6)
Phone	93	102	(9)	386	445	(13)
Service revenue	857	853	—	3,443	3,457	—
Equipment revenue	1	2	(50)	6	8	(25)
Revenue	858	855	—	3,449	3,465	—

Operating expenses
Cost of equipment	1	2	(50)	3	4	(25)
Other operating expenses	422	427	(1)	1,772	1,803	(2)
Operating expenses	423	429	(1)	1,775	1,807	(2)

Adjusted operating profit	435	426	2	1,674	1,658	1

Adjusted operating profit margin	50.7%	49.8%	0.9 pts	48.5%	47.8%	0.7 pts
Additions to property, plant and equipment	284	308	(8)	1,085	1,030	5

Cable Subscriber Results 1

	Three months ended December 31			Twelve months ended December 31
(In thousands)	2016	2015	Chg	2016	2015	Chg

Internet
Net additions	30	16	14	97	37	60
Total Internet subscribers [2]	2,145	2,048	97	2,145	2,048	97
Television
Net losses	(13)	(24)	11	(76)	(128)	52
Total television subscribers [2]	1,820	1,896	(76)	1,820	1,896	(76)
Phone
Net additions (losses)	4	(15)	19	4	(60)	64
Total phone subscribers [2]	1,094	1,090	4	1,094	1,090	4

Cable homes passed [2]	4,241	4,153	88	4,241	4,153	88
Total service units [3]
Net additions (losses)	21	(23)	44	25	(151)	176
Total service units [2]	5,059	5,034	25	5,059	5,034	25

[1]	Subscriber counts are key performance indicators. See "Key Performance Indicators".

[2]	As at end of period.

[3]	Includes Internet, Television, and Phone subscribers.

Revenue
The marginal increase in revenue this quarter was a result of:

•	a higher subscriber base for our Internet products; and

•	the net impact of pricing changes implemented over the past year; partially offset by

•	Television subscriber losses over the past year.

Rogers Communications Inc.	11	Fourth Quarter 2016

Internet revenue
The 9% increase in Internet revenue this quarter was a result of:

•	a larger Internet subscriber base;

•	general movement of customers to higher speed and usage tiers of our Ignite broadband Internet offerings; and

•	the net impact of changes in Internet service pricing; partially offset by

•	lower wholesale revenue as a result of a CRTC decision that reduced access service rates.

Television revenue
The 4% decrease in Television revenue this quarter was a result of:

•	the decline in Television subscribers over the past year; and

•	more promotional pricing provided to subscribers; partially offset by

•	the impact of Television service pricing changes implemented over the past year.

Phone revenue
The 9% decrease in Phone revenue this quarter was a result of:

•	the impact of pricing packages, primarily related to Ignite multi-product bundles; partially offset by

•	less promotional pricing provided to subscribers as a result of the pricing packages described above.

Operating expenses
The 1% decrease in operating expenses this quarter was a result of:

•	relative shifts in product mix to higher-margin Internet from conventional Television broadcasting; and

•	lower service and programming costs.

Adjusted operating profit
The 2% increase in adjusted operating profit this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	12	Fourth Quarter 2016

BUSINESS SOLUTIONS

Business Solutions Financial Results

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars, except margins)	2016	2015 [1]	% Chg	2016	2015 [1]	% Chg

Revenue
Next generation	77	74	4	307	288	7
Legacy	17	20	(15)	71	85	(16)
Service revenue	94	94	—	378	373	1
Equipment revenue	2	1	100	6	4	50
Revenue	96	95	1	384	377	2

Operating expenses	66	65	2	261	261	—

Adjusted operating profit	30	30	—	123	116	6

Adjusted operating profit margin	31.3%	31.6%	(0.3 pts )	32.0%	30.8%	1.2 pts
Additions to property, plant and equipment	37	65	(43)	146	187	(22)

[1]	The operating results of Internetworking Atlantic Inc. are included in the Business Solutions results of operations from the date of acquisition on November 30, 2015.

Revenue
The stable service revenue this quarter was a result of the continued execution of our plan to grow higher-margin, next generation on-net and near-net IP-based services revenue, offset by the continued decline in our legacy and off-net voice business. We expect this trend to continue as we focus on migrating customers to more advanced, cost-effective IP-based services and solutions.

Next generation services, which include our data centre operations, represented 82% of total service revenue in the quarter (2015 - 79%).

Operating expenses
Operating expenses this quarter were in line with fourth quarter operating expenses of 2015.

Adjusted operating profit
Adjusted operating profit was stable this quarter as a result of the marginal increases in revenue and operating expenses this quarter.

Rogers Communications Inc.	13	Fourth Quarter 2016

MEDIA

Media Financial Results

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars, except margins)	2016	2015	% Chg	2016	2015	% Chg

Revenue	550	560	(2)	2,146	2,079	3
Operating expenses	501	504	(1)	1,977	1,907	4

Adjusted operating profit	49	56	(13)	169	172	(2)

Adjusted operating profit margin	8.9%	10.0%	(1.1 pts )	7.9%	8.3%	(0.4 pts	)
Additions to property, plant and equipment	19	28	(32)	62	60	3

Revenue
The 2% decrease in revenue this quarter was a result of:

•	fewer postseason Toronto Blue Jays games compared to 2015;

•	lower overall advertising revenue; and

•	lower circulation revenue within publishing, partly due to the sale of certain brands; partially offset by

•	higher sales at TSC.

Operating expenses
The 1% decrease in operating expenses this quarter was a result of:

•	lower publishing costs due to revenue softness and the strategic shift related to magazine content announced earlier in the year; partially offset by

•	higher TSC merchandise costs; and

•	higher digital media costs.

Adjusted operating profit
The 13% decrease in adjusted operating profit this quarter was primarily a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	14	Fourth Quarter 2016

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars, except capital intensity)	2016	2015	% Chg	2016	2015	% Chg

Additions to property, plant and equipment
Wireless	153	235	(35)	702	866	(19)
Cable	284	308	(8)	1,085	1,030	5
Business Solutions	37	65	(43)	146	187	(22)
Media	19	28	(32)	62	60	3
Corporate	111	137	(19)	357	297	20

Total additions to property, plant and equipment [1]	604	773	(22)	2,352	2,440	(4)

Capital intensity [2]	17.2%	22.4%	(5.2 pts )	17.2%	18.2%	(1.0 pts )

[1]	Additions to property, plant and equipment do not include expenditures for spectrum licences.

[2]	As defined. See "Key Performance Indicators".

Wireless
The decrease in additions to property, plant and equipment in Wireless this quarter was primarily a result of higher LTE network investments incurred in the fourth quarter of 2015 relative to 2016 to enhance network coverage and the quality of our network. Deployment of our 700 MHz LTE network has reached 91% of Canada’s population as at December 31, 2016 (December 31, 2015 - 78%). The 700 MHz LTE network offers improved signal quality in basements, elevators, and buildings with thick concrete walls. Deployment of our overall LTE network has reached approximately 95% of Canada’s population as at December 31, 2016 (December 31, 2015 - 93%).

Cable
The decrease in additions to property, plant and equipment in Cable this quarter was primarily a result of higher investment in information technology infrastructure incurred in the fourth quarter of 2015 relative to 2016 to improve the capacity of our Internet platform to deliver gigabit Internet speeds. We believe this has allowed us to keep ahead of customer data demands, which allowed us to deliver Ignite Gigabit Internet across our Cable footprint by the end of 2016.

Business Solutions
The decrease in additions to property, plant and equipment in Business Solutions this quarter was a result of higher investments in our data centres in the fourth quarter of 2015 relative to 2016.

Media
The decrease in additions to property, plant and equipment in Media this quarter was a result of higher investments incurred in the fourth quarter of 2015 relative to 2016 for conventional television, digital assets, and at TSC.

Corporate
The decrease in additions to property, plant and equipment in Corporate this quarter was a result of higher investments incurred in the fourth quarter of 2015 relative to 2016 in relation to premise improvements at our various offices, as well as higher information technology investments.

Capital intensity
Capital intensity decreased this quarter as a result of lower additions to property, plant and equipment in all our segments as discussed above, partially offset by higher revenue.

Rogers Communications Inc.	15	Fourth Quarter 2016

Review of Consolidated Performance

This section discusses our consolidated net income and other expenses that do not form part of the segment discussions above.

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2016	2015	% Chg	2016	2015	% Chg

Adjusted operating profit [1]	1,259	1,226	3	5,092	5,032	1
Deduct (add):
Stock-based compensation	16	16	—	61	55	11
Depreciation and amortization	555	580	(4)	2,276	2,277	—
Impairment of assets and related onerous contract charges	484	—	n/m	484	—	n/m
Restructuring, acquisition and other	34	23	48	160	111	44
Finance costs	188	192	(2)	761	774	(2)
Other (income) expense [2]	(4)	4	n/m	191	(4)	n/m
Income tax (recovery) expense [2]	(5)	112	n/m	324	477	(32)

Net (loss) income [2]	(9)	299	n/m	835	1,342	(38)

[1]
Adjusted operating profit is a non-GAAP measure and should not be considered a substitute or alternative for GAAP measures. It is not a defined term under IFRS and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about this measure, including how we calculate it.

[2]	As a result of the IFRS Interpretations Committee’s agenda decision relating to IAS 12 Income Taxes, certain amounts have been retrospectively amended. See "Accounting Changes" for more information.

Stock-based compensation
Our stock-based compensation, which includes stock options (with stock appreciation rights), restricted share units, and deferred share units, is generally driven by:

•	the vesting of stock options and share units; and

•	changes in the market price of RCI Class B shares; offset by

•
the impact of certain equity derivative instruments designed to hedge a portion of the stock price appreciation risk for our stock-based compensation programs. See “Financial Risk Management” for more information about equity derivatives.

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2016	2015	2016	2015

Impact of vesting	19	14	70	57
Impact of change in price	(22)	14	24	20
Equity derivatives, net of interest receipt	19	(12)	(33)	(22)

Total stock-based compensation	16	16	61	55

Depreciation and amortization

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2016	2015	% Chg	2016	2015	% Chg

Depreciation	538	541	(1)	2,183	2,117	3
Amortization	17	39	(56)	93	160	(42)

Total depreciation and amortization	555	580	(4)	2,276	2,277	—
Total depreciation and amortization decreased this quarter as a result of the effect of ceasing amortization on certain brand name assets in 2016.

Rogers Communications Inc.	16	Fourth Quarter 2016

Impairment of assets and related onerous contract charges
During the quarter, we recorded a total charge of $484 million for asset impairment and onerous contracts related to our decision to discontinue developing our IPTV product as a result of our decision to develop a long-term relationship with Comcast and deploy their X1 IP-based video platform. See "Strategic Update" for more information. The onerous contracts charges primarily relate to the remaining contractual liabilities for the development of our IPTV product based on our best estimate of the expected future costs.

Restructuring, acquisition and other
This quarter, we incurred $34 million (2015 - $23 million) in restructuring, acquisition and other expenses. The costs this quarter were primarily a result of severance costs associated with the targeted restructuring of our employee base and costs related to integrating certain businesses.

Finance costs

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2016	2015	% Chg	2016	2015	% Chg

Interest on borrowings [1]	185	190	(3)	758	761	—
Interest on post-employment benefits liability	2	3	(33)	9	11	(18)
Loss on repayment of long-term debt	—	—	—	—	7	(100)
Loss on foreign exchange	32	2	n/m	13	11	18
Change in fair value of derivatives	(34)	(1)	n/m	(16)	3	n/m
Capitalized interest	(3)	(5)	(40)	(18)	(29)	(38)
Other	6	3	100	15	10	50

Total finance costs	188	192	(2)	761	774	(2)

[1]	Interest on borrowings includes interest on long-term debt and on short-term borrowings associated with our accounts receivable securitization program.

Interest on borrowings
Interest on borrowings decreased this quarter as a result of a decrease in the principal of our outstanding debt and lower interest rates on our bank credit facilities. See "Managing our Liquidity and Financial Resources" and "Financial Condition" for more information about our debt and related finance costs.

Income tax (recovery) expense 1

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars, except tax rates)	2016	2015	2016	2015

Statutory income tax rate	26.6%	26.5%	26.6%	26.5%
(Loss) income before income tax (recovery) expense	(14)	411	1,159	1,819
Computed income tax (recovery) expense	(4)	109	308	482
Increase (decrease) in income tax (recovery) expense resulting from:
Non-(taxable) deductible stock-based compensation	(2)	3	5	5
Non-deductible (taxable) portion of equity losses	2	(2)	18	11
Income tax adjustment, legislative tax change	—	—	3	6
Non-taxable gain on acquisition	—	—	—	(20)
Non-taxable portion of capital gain	—	—	(7)	—
Other items	(1)	2	(3)	(7)

Total income tax (recovery) expense	(5)	112	324	477

Effective income tax rate	35.7%	27.3%	28.0%	26.2%
Cash income taxes paid (received)	81	(6)	295	184

[1]	As a result of the IFRS Interpretations Committee’s agenda decision relating to IAS 12 Income Taxes, certain amounts have been retrospectively amended. See "Accounting Changes" for more information.

Rogers Communications Inc.	17	Fourth Quarter 2016

Cash income taxes paid increased this quarter as a result of applying non-capital losses from the Mobilicity transaction to offset our 2015 tax liability.

Net (loss) income 1

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars, except per share amounts)	2016	2015	% Chg	2016	2015	% Chg

Net (loss) income	(9)	299	n/m	835	1,342	(38)
Basic (loss) earnings per share	($0.02)	$0.58	n/m	$1.62	$2.61	(38)
Diluted (loss) earnings per share	($0.04)	$0.58	n/m	$1.62	$2.60	(38)

[1]	As a result of the IFRS Interpretations Committee’s agenda decision relating to IAS 12 Income Taxes, certain amounts have been retrospectively amended. See "Accounting Changes" for more information.

Adjusted net income
We calculate adjusted net income from adjusted operating profit as follows:

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars, except per share amounts)	2016	2015	% Chg	2016	2015	% Chg

Adjusted operating profit [1]	1,259	1,226	3	5,092	5,032	1
Deduct:
Depreciation and amortization	555	580	(4)	2,276	2,277	—
Finance costs [2]	188	192	(2)	761	767	(1)
Other (income) expense [3,4]	(4)	4	n/m	40	(2)	n/m
Income tax expense [4,5]	138	119	16	534	511	5

Adjusted net income [1,4]	382	331	15	1,481	1,479	—

Adjusted basic earnings per share [1,4]	$0.74	$0.64	16	$2.88	$2.87	—
Adjusted diluted earnings per share [1,4]	$0.74	$0.64	16	$2.86	$2.86	—

[1]
Adjusted operating profit, adjusted net income, and adjusted basic and diluted earnings per share are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[2]	Finance costs exclude a $7 million loss on repayment of long-term debt for the twelve months ended December 31, 2015.

[3]
Other expense for the twelve months ended December 31, 2016 excludes an $11 million net loss on divestitures pertaining to investments and a $140 million loss on the wind down of our shomi joint venture. Other income for the twelve months ended December 31, 2015 excludes a $74 million gain on acquisition of Mobilicity and a $72 million loss related to our share of an obligation to purchase at fair value the non-controlling interest in one of our joint ventures.

[4]	As a result of the IFRS Interpretations Committee’s agenda decision relating to IAS 12 Income Taxes, certain amounts have been retrospectively amended. See "Accounting Changes" for more information.

[5]
Income tax expense excludes a $143 million recovery (2015 - $7 million recovery) for the quarter and a $213 million recovery (2015 - $40 million recovery) for the year to date related to the income tax impact for adjusted items. Income tax expense also excludes expenses as a result of legislative tax changes of $3 million (2015 - $6 million) for the year to date.

Rogers Communications Inc.	18	Fourth Quarter 2016

Managing our Liquidity and Financial Resources

Operating, investing, and financing activities

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2016	2015	2016	2015

Cash provided by operating activities before changes in non-cash working capital items, income taxes paid, and interest paid	1,276	1,264	4,994	5,004
Change in non-cash operating working capital items	(18)	(187)	14	(302)
Cash provided by operating activities before income taxes paid and interest paid	1,258	1,077	5,008	4,702
Income taxes (paid) received	(81)	6	(295)	(184)
Interest paid	(124)	(133)	(756)	(771)

Cash provided by operating activities	1,053	950	3,957	3,747

Investing activities:
Additions to property, plant and equipment	(604)	(773)	(2,352)	(2,440)
Additions to program rights	(3)	(27)	(46)	(64)
Changes in non-cash working capital related to property, plant and equipment and intangible assets	44	167	(103)	(116)
Acquisitions and other strategic transactions, net of cash acquired	—	(5)	—	(1,077)
Other	49	(32)	45	(70)

Cash used in investing activities	(514)	(670)	(2,456)	(3,767)

Financing activities:
Net repayments on short-term borrowings	(250)	(59)	—	(42)
Net (repayment) issuance of long-term debt	(57)	82	(538)	754
Net (payments) proceeds on settlement of debt derivatives and forward contracts	(28)	(25)	(45)	129
Transaction costs incurred	(17)	(9)	(17)	(9)
Dividends paid	(247)	(247)	(988)	(977)
Other	—	—	5	—

Cash used in financing activities	(599)	(258)	(1,583)	(145)

Change in cash and cash equivalents	(60)	22	(82)	(165)
(Bank advances) cash and cash equivalents, beginning of period	(11)	(11)	11	176

(Bank advances) cash and cash equivalents, end of period	(71)	11	(71)	11

Operating activities
The 11% increase in cash provided by operating activities this quarter was primarily a result of a lower net investment in non-cash working capital, partially offset by higher cash income taxes as a result of the timing of installment payments.

Investing activities
Additions to property, plant and equipment
We spent $604 million this quarter on additions to property, plant and equipment before changes in non-cash working capital items, which was lower than the same period in 2015. See "Additions to Property, Plant and Equipment" for more information.

Rogers Communications Inc.	19	Fourth Quarter 2016

Financing activities
Accounts receivable securitization
Below is a summary of the activity relating to our accounts receivable securitization program for the quarter and year to date:

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2016	2015	2016	2015

Short-term borrowings
Proceeds received on short-term borrowings	—	22	295	294
Repayment of short-term borrowings	(250)	(81)	(295)	(336)

Net (repayments) proceeds received on short-term borrowings	(250)	(59)	—	(42)

As at December 31, 2016, our total funding under the securitization program was $800 million (December 31, 2015 - $800 million).

In July 2016, we amended the terms of the accounts receivable securitization program to, among other things, extend the expiry date from January 1, 2018 to January 1, 2019.

Bank and letter of credit facilities
Below is a summary of the activity relating to our revolving and non-revolving bank credit facilities for the quarter and year to date:

	Three months ended December 31, 2016			Twelve months ended December 31, 2016
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Issuance of US dollar long-term debt	303	1.31	398	2,188	1.31	2,877
Issuance of Canadian dollar long-term debt			325			1,140

Total long-term debt issued			723			4,017

Repayment of US dollar long-term debt	(914)	1.34	(1,226)	(2,038)	1.32	(2,686)
Repayment of Canadian dollar long-term debt			(225)			(1,540)

Total long-term debt repaid			(1,451)			(4,226)

	Three months ended December 31, 2015			Twelve months ended December 31, 2015
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Issuance of Canadian dollar long-term debt			1,190			6,025

Repayment of Canadian dollar long-term debt			(2,440)			(5,525)

As at December 31, 2016, we had $301 million ($100 million and US$150 million) of borrowings outstanding under our revolving and non-revolving credit facilities (December 31, 2015 - $500 million). Certain funds were borrowed in US dollars to take advantage of a favourable interest rate spread; we have entered into debt derivatives related to these borrowings to convert all the interest and principal payment obligations to Canadian dollars. See "Financial Risk Management" for more information.

Rogers Communications Inc.	20	Fourth Quarter 2016

As at December 31, 2016, we had available liquidity under our bank credit facilities of $2.4 billion, as illustrated below. Each of these facilities is unsecured and guaranteed by RCCI and ranks equally with all of our senior notes and debentures.

	As at December 31	As at December 31
(In millions of dollars)	2016	2015

Total revolving & non-revolving credit and letter of credit facilities	2,860	3,567
Add (deduct):
Outstanding letters of credit	(68)	(68)
Borrowings	(301)	(500)
Bank advances	(71)	—

Available liquidity - bank credit facilities	2,420	2,999

Effective April 1, 2016, we amended our $2.5 billion revolving credit facility to, among other things, extend the maturity date from July 2019 to September 2020. At the same time, we also amended the $1.0 billion non-revolving credit facility to, among other things, extend the maturity date from April 2017 to April 2018. As a result of repayments made during the quarter, we reduced the amount of borrowings available under our non-revolving credit facility from $1.0 billion to $301 million.

Senior notes
The table below provides a summary of the issuance of our senior notes for the three months ended December 31, 2016 and 2015.

(In millions of dollars, except interest rates and discounts)
Date Issued		Principal amount	Due date	Interest rate	Discount/ premium at issuance	Total gross proceeds [1] (Cdn$)	Transaction costs and discounts [2] (Cdn$)

2016 issuances
November 4, 2016	US	500	2026	2.900%	98.354%	671	17

2015 issuances
December 8, 2015	US	700	2025	3.625%	99.252%	937
December 8, 2015	US	300	2044	5.000%	101.700%	401

Total for 2015						1,338	13

[1]	Gross proceeds before transaction costs and discounts.

[2]	Transaction costs and discounts are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.

Concurrent with the 2016 and 2015 issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the US dollar-denominated senior notes.

Rogers Communications Inc.	21	Fourth Quarter 2016

The tables below provide a summary of the repayment of our senior notes for the three and twelve months ended December 31, 2016 and 2015.

	Three months ended December 31, 2016		Twelve months ended December 31, 2016
(In millions of dollars) Maturity date	Notional amount (US$)	Notional amount (Cdn$)	Notional amount (US$)	Notional amount (Cdn$)

May 26, 2016	—	—	—	1,000

	Three months ended December 31, 2015		Twelve months ended December 31, 2015
(In millions of dollars) Maturity date	Notional amount (US$)	Notional amount (Cdn$)	Notional amount (US$)	Notional amount (Cdn$)

March 15, 2015	—	—	550	702
March 15, 2015	—	—	280	357

Total	—	—	830	1,059

Dividends
The table below shows when dividends were declared and paid on both classes of our shares.

Declaration date	Record date	Payment date	Dividend per share (dollars)	Dividends paid (in millions of dollars)

January 27, 2016	March 13, 2016	April 1, 2016	0.48	247
April 18, 2016	June 12, 2016	July 4, 2016	0.48	247
August 11, 2016	September 11, 2016	October 3, 2016	0.48	247
October 20, 2016	December 12, 2016	January 3, 2017	0.48	247

January 28, 2015	March 13, 2015	April 1, 2015	0.48	248
April 21, 2015	June 12, 2015	July 2, 2015	0.48	247
August 13, 2015	September 11, 2015	October 1, 2015	0.48	247
October 22, 2015	December 11, 2015	January 4, 2016	0.48	247

Free cash flow

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2016	2015	% Chg	2016	2015	% Chg

Adjusted operating profit [1]	1,259	1,226	3	5,092	5,032	1
Deduct (add):
Additions to property, plant and equipment [2]	604	773	(22)	2,352	2,440	(4)
Interest on borrowings, net of capitalized interest	182	185	(2)	740	732	1
Cash income taxes [3]	81	(6)	n/m	295	184	60

Free cash flow [1]	392	274	43	1,705	1,676	2

[1]
Adjusted operating profit and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[2]	Additions to property, plant and equipment do not include expenditures for spectrum licences.

[3]	Cash income taxes are net of refunds received.
The 43% increase in free cash flow this quarter was a result of higher adjusted operating profit and lower additions to property, plant and equipment, partially offset by higher cash income taxes as a result of applying non-capital losses from the Mobilicity transaction during the same period in 2015.

Rogers Communications Inc.	22	Fourth Quarter 2016

Financial Condition

	As at December 31	As at December 31
(In millions of dollars)	2016	2015

Cash and cash equivalents	—	11
Bank credit facilities	2,420	3,000
Accounts receivable securitization program	250	250

Total available liquidity	2,670	3,261

In addition to the sources of available liquidity noted above, we held $1,047 million of marketable securities in publicly traded companies as at December 31, 2016 (December 31, 2015 - $966 million).

Our borrowings had a weighted average cost of financing of 4.72% as at December 31, 2016 (December 31, 2015 - 4.82%) and a weighted average term to maturity of 10.6 years (December 31, 2015 - 10.8 years). This comparative decline in our weighted average interest rate reflects the combined effects of:

•	the issuance of senior notes in November 2016 at comparatively lower interest rates; and

•	the repayment of senior notes in May 2016 that were issued at comparatively higher interest rates.

As at December 31, 2016, the credit ratings on RCI’s outstanding senior notes and debentures were as follows:

•	Moody’s Ratings Services: Baa1 with a stable outlook (unchanged in the quarter);

•	Standard and Poor’s Ratings Services: BBB+ with a stable outlook (unchanged in the quarter); and

•	Fitch Ratings: BBB+ with a stable outlook (unchanged in the quarter).

Financial Risk Management

This section should be read in conjunction with "Financial Risk Management" in our 2015 Annual MD&A. We use derivative instruments to manage financial risks related to our business activities. We only use derivatives to manage risk and not for speculative purposes. We also manage our exposure to both fixed and fluctuating interest rates and had fixed the interest rate on 91.2% of our outstanding debt, including short-term borrowings, as at December 31, 2016 (December 31, 2015 - 90.3%).

Debt derivatives
We entered into the following new debt derivatives during the three and twelve months ended December 31, 2016 and 2015 in conjunction with the issuance of our senior notes:

(In millions of dollars, except for coupon and interest rates)
		US$		Hedging effect
Effective date	Principal/notional amount (US$)	Maturity date	Coupon rate	Fixed hedged Cdn$ interest rate [1]	Equivalent Cdn$

2016 issuances
November 4, 2016	500	2026	2.900%	2.834%	671

2015 issuances
December 8, 2015	700	2025	3.625%	3.566%	937
December 8, 2015	300	2044	5.000%	5.145%	401

Total for 2015	1,000				1,338

[1]	Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

Rogers Communications Inc.	23	Fourth Quarter 2016

During the quarter, we entered into debt derivatives related to our credit facility borrowings as a result of a favourable interest rate spread obtained from borrowing funds in US dollars. We used these derivatives to offset the foreign exchange and interest rate risk on our US dollar-denominated credit facility borrowings. As a result of the short-term nature of these debt derivatives related to our credit facility borrowings, we have not designated them as hedges for accounting purposes.

This quarter and year to date, we entered into and settled debt derivatives related to our credit facility borrowings as follows:

	Three months ended December 31, 2016			Twelve months ended December 31, 2016
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	1,947	1.33	2,583	8,683	1.31	11,360
Debt derivatives settled	2,558	1.32	3,385	8,533	1.31	11,159

Net cash received			25			8

We did not enter into any debt derivatives related to our credit facility borrowings during the three and twelve months ended December 31, 2015. See "Mark-to-market value" for more information about our debt derivatives.

Bond forwards
We did not enter into any new bond forwards this quarter.

On November 4, 2016, we exercised a $500 million notional bond forward due January 4, 2017 in relation to the issuance of the US$500 million senior notes due 2026 and paid $53 million to settle the derivative. The amount paid represents the fair value of the bond forward at the time of settlement and will be recycled into finance costs from the hedging reserve using the effective interest rate method over the life of the US$500 million senior notes due 2026.

See "Mark-to-market value" for more information about our bond forwards.

Expenditure derivatives
As at December 31, 2016, our outstanding expenditure derivatives had terms to maturity ranging from January 2017 to December 2018 at an average exchange rate of $1.32/US$ (December 31, 2015 - January 2016 to December 2017 at an average exchange rate of $1.24/US$). Our outstanding expenditure derivatives maturing in 2017 are hedged at an average exchange rate of $1.33/US$.

Below is a summary of the activity relating to our expenditure derivatives for the quarter and year to date.

	Three months ended December 31, 2016			Twelve months ended December 31, 2016
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	240	1.32	316	990	1.33	1,318
Expenditure derivatives settled	210	1.21	255	840	1.22	1,025

	Three months ended December 31, 2015			Twelve months ended December 31, 2015
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	300	1.30	390	990	1.28	1,266
Expenditure derivatives settled	225	1.12	252	810	1.11	902

See "Mark-to-market value" for more information about our expenditure derivatives.

Rogers Communications Inc.	24	Fourth Quarter 2016

Equity derivatives
As at December 31, 2016, we had equity derivatives for 5.4 million (December 31, 2015 - 5.7 million) RCI Class B shares with a weighted average price of $50.30 (December 31, 2015 - $50.37).

In August 2016, we settled 0.3 million equity derivatives at a weighted average price of $58.16 as a result of a reduction in the number of share-based compensation units outstanding.

In April 2016, we executed extension agreements for each of our equity derivative contracts under substantially the same terms and conditions with revised expiry dates to April 2017 (from April 2016).

See "Mark-to-market value" for more information about our equity derivatives.

Mark-to-market value
We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	As at December 31, 2016
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,200	1.0401	5,409	1,751
As liabilities	1,500	1.3388	2,008	(68)
Short-term debt derivatives not accounted for as hedges:
As liabilities	150	1.3407	201	—
Net mark-to-market debt derivative asset				1,683
Bond forwards accounted for as cash flow hedges:
As liabilities			900	(51)
Expenditure derivatives accounted for as cash flow hedges:
As assets	990	1.2967	1,284	40
As liabilities	300	1.4129	424	(21)
Net mark-to-market expenditure derivative asset				19
Equity derivatives not accounted for as hedges:
As assets			270	8
Net mark-to-market asset				1,659

	As at December 31, 2015
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,900	1.0755	6,345	2,032
As liabilities	300	1.3367	401	(4)
Net mark-to-market debt derivative asset				2,028
Bond forwards accounted for as cash flow hedges:
As liabilities	—	—	1,400	(91)
Expenditure derivatives accounted for as cash flow hedges:
As assets	1,140	1.2410	1,415	158
Equity derivatives not accounted for as hedges:
As liabilities	—	—	286	(15)
Net mark-to-market asset				2,080

Rogers Communications Inc.	25	Fourth Quarter 2016

Adjusted net debt and adjusted net debt / adjusted operating profit
We use adjusted net debt and adjusted net debt / adjusted operating profit to conduct valuation-related analysis and make capital structure-related decisions. Adjusted net debt includes long-term debt, net debt derivative assets or liabilities, short-term borrowings, and cash and cash equivalents or bank advances.

	As at December 31	As at December 31
(In millions of dollars, except ratios)	2016	2015

Long-term debt [1]	16,197	16,981
Net debt derivative assets valued without any adjustment for credit risk	(1,740)	(2,180)
Short-term borrowings	800	800
Bank advances (cash and cash equivalents)	71	(11)

Adjusted net debt [2]	15,328	15,590

Adjusted net debt / adjusted operating profit [2,3]	3.0	3.1

[1]
Includes current and long-term portion of long-term debt before deferred transaction costs and discounts. See "Reconciliation of adjusted net debt" in the section "Non-GAAP Measures" for the calculation of this amount.

[2]
Adjusted net debt and adjusted net debt / adjusted operating profit are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[3]	Adjusted net debt / adjusted operating profit is measured using adjusted operating profit for the last twelve consecutive months.

In addition to the cash and cash equivalents as at December 31, 2016 and December 31, 2015 noted above, we held $1,047 million of marketable securities in publicly traded companies (December 31, 2015 - $966 million).

Our adjusted net debt decreased by $0.3 billion from December 31, 2015 primarily as a result of a decrease in our outstanding long-term debt, partially offset by a reduction in the fair value of our net debt derivative asset.

Outstanding common shares

	As at December 31	As at December 31
	2016	2015

Common shares outstanding [1]
Class A Voting	112,411,992	112,438,692
Class B Non-Voting	402,396,133	402,307,976

Total common shares	514,808,125	514,746,668

Options to purchase Class B Non-Voting shares
Outstanding options	3,732,524	4,873,940
Outstanding options exercisable	1,770,784	2,457,005

[1]
Holders of our Class B Non-Voting shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Voting shares may be made on different terms than the offer for the Class B Non-Voting shares.

Rogers Communications Inc.	26	Fourth Quarter 2016

Accounting Changes

We adopted the following amendments to accounting standards that were effective for our interim and annual consolidated financial statements commencing January 1, 2016. These changes did not have a material impact on our financial results.

•	Amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets

•	Amendments to IFRS 11, Joint Arrangements

In addition, following the November 2016 publication of the IFRS Interpretations Committee's agenda decision addressing the expected manner of recovery of intangible assets with indefinite useful lives for the purposes of measuring deferred tax, we have retrospectively changed our related accounting policy. The IFRS Interpretations Committee observed that in applying International Accounting Standard 12, an entity determines its expected manner of recovery of the carrying amount of the intangible asset with an indefinite useful life, and reflects the tax consequences that follow from that expected manner of recovery. Previously, we measured deferred taxes on temporary differences arising from the portion of indefinite-life intangible assets with no initial associated underlying tax basis using a capital gains tax rate based upon the notion that recovery would result solely from sales of the assets. Consequently, we have adopted an accounting policy to measure deferred taxes on temporary differences arising from indefinite-life intangible assets based upon the tax consequences that follow from the expected manner of recovery of the assets.

This accounting policy has been applied in preparing this earnings release as at and for the year ended December 31, 2016 and the comparative information presented as at and for the three and twelve months ended December 31, 2015. The adjustment to previously reported amounts as a result of the change in the accounting policy are stated below.

Adjustments to Consolidated Statements of Income for the year ended December 31, 2015

(In millions of dollars, except per share amounts)	Previously reported for the year ended December 31, 2015	Adjustments	Amended for the year ended December 31, 2015

Other (income) expense	(32)	28	(4)
Income tax expense	466	11	477
Net income	1,381	(39)	1,342

Earnings per share
Basic	$2.68	($0.07)	$2.61
Diluted	$2.67	($0.07)	$2.60

Adjustments to Consolidated Statements of Income for the quarter ended March 31, 2016

(In millions of dollars, except per share amounts)	Previously reported for the quarter ended March 31, 2016	Adjustments	Amended for the quarter ended March 31, 2016

Income tax expense	61	18	79
Net income	248	(18)	230

Earnings per share
Basic	$0.48	($0.03)	$0.45
Diluted	$0.48	($0.04)	$0.44

Rogers Communications Inc.	27	Fourth Quarter 2016

Adjustments to the Consolidated Statements of Financial Position as at January 1, 2015

(In millions of dollars)	Previously reported as at January 1, 2015	Adjustments	Amended as at January 1, 2015

Goodwill [1]	3,883	14	3,897
Total assets [1]	26,522	14	26,536

Deferred tax liabilities	1,769	84	1,853
Shareholders' equity	5,481	(70)	5,411
Total liabilities and shareholders' equity	26,522	14	26,536

[1]	The adjustment relating to total assets and goodwill was recognized entirely within our Media reportable segment.

Adjustments to the Consolidated Statements of Financial Position as at December 31, 2015

(In millions of dollars)	Previously reported as at December 31, 2015	Adjustments as at January 1, 2015	Adjustments for the year ended December 31, 2015	Amended as at December 31, 2015

Goodwill [1]	3,891	14	—	3,905
Total assets [1]	29,175	14	—	29,189

Deferred tax liabilities	1,943	84	39	2,066
Shareholders’ equity	5,745	(70)	(39)	5,636
Total liabilities and shareholders' equity	29,175	14	—	29,189

[1]	The adjustment relating to total assets and goodwill was recognized entirely within our Media reportable segment.

Rogers Communications Inc.	28	Fourth Quarter 2016

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2015 Annual MD&A and this earnings release. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. The following key performance indicators are not measurements in accordance with IFRS and should not be considered an alternative to net income or any other measure of performance under IFRS. They include:

•	Subscriber counts;

•	Subscriber churn;

•	Postpaid average revenue per account (ARPA);

•	Blended average revenue per user (ARPU);

•	Capital intensity; and

•	Total service revenue.

Total service revenue
Commencing in the fourth quarter of 2016, we began disclosing total service revenue as one of our key performance indicators. We use total service revenue to measure our core business performance from the provision of services to our customers separate from revenue from the sale of equipment we have acquired from device manufacturers and resold. Included in this metric is our retail revenue from TSC and the Toronto Blue Jays, which are also core to our business. We calculate total service revenue by subtracting equipment revenue in Wireless, Cable, Business Solutions, and Corporate from total revenue.

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2016	2015	2016	2015

Total revenue	3,510	3,452	13,702	13,414
Deduct:
Wireless equipment revenue	200	234	658	749
Cable equipment revenue	1	2	6	8
Business Solutions equipment revenue	2	1	6	4
Corporate equipment revenue	1	1	5	4

Total service revenue	3,306	3,214	13,027	12,649

Rogers Communications Inc.	29	Fourth Quarter 2016

Non-GAAP Measures

We use the following non-GAAP measures. These are reviewed regularly by management and our Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not recognized measures under GAAP and do not have standard meanings under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP measure	Why we use it		How we calculate it	Most comparable IFRS financial measure
Adjusted operating profit Adjusted operating profit margin	●	To evaluate the performance of our businesses, and when making decisions about the ongoing operations of the business and our ability to generate cash flows.
Adjusted operating profit:
Net income
add (deduct)
income tax expense (recovery), other expense (income), finance costs, restructuring, acquisition and other, depreciation and amortization, stock-based compensation, and impairment of assets and related onerous contract charges.

Adjusted operating profit margin:
Adjusted operating profit
divided by
revenue (service revenue for Wireless).
Net income
	●	We believe that certain investors and analysts use adjusted operating profit to measure our ability to service debt and to meet other payment obligations.
	●	We also use it as one component in determining short-term incentive compensation for all management employees.
Adjusted net income Adjusted basic and diluted earnings per share	●
To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.

Adjusted net income:
Net income
add (deduct)
stock-based compensation, restructuring, acquisition and other, impairment of assets and related onerous contract charges, loss (gain) on sale or wind down of investments, (gain) on acquisitions, loss on non-controlling interest purchase obligations, loss on repayment of long-term debt, and income tax adjustments on these items, including adjustments as a result of legislative changes.

Adjusted basic and diluted earnings per share:
Adjusted net income
divided by
basic and diluted weighted average shares outstanding.
Net income Basic and diluted earnings per share
Free cash flow	●	To show how much cash we have available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.	Adjusted operating profit deduct additions to property, plant and equipment net of proceeds on disposition, interest on borrowings net of capitalized interest, and cash income taxes.	Cash provided by operating activities
	●	We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	●	To conduct valuation-related analysis and make decisions about capital structure.
Total long-term debt
add (deduct)
current portion of long-term debt, deferred transaction costs and discounts, net debt derivative (assets) liabilities, credit risk adjustment related to net debt derivatives, bank advances (cash and cash equivalents), and short-term borrowings.
Long-term debt
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.
Adjusted net debt / adjusted operating profit	●	To conduct valuation-related analysis and make decisions about capital structure.	Adjusted net debt (defined above) divided by 12-month trailing adjusted operating profit (defined above).	Long-term debt divided by net income
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.

Rogers Communications Inc.	30	Fourth Quarter 2016

Reconciliation of adjusted operating profit

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2016	2015	2016	2015

Net (loss) income [1]	(9)	299	835	1,342
Add (deduct):
Income tax (recovery) expense [1]	(5)	112	324	477
Other (income) expense [1]	(4)	4	191	(4)
Finance costs	188	192	761	774
Restructuring, acquisition and other	34	23	160	111
Depreciation and amortization	555	580	2,276	2,277
Impairment of assets and related onerous contract charges	484	—	484	—
Stock-based compensation	16	16	61	55

Adjusted operating profit	1,259	1,226	5,092	5,032

[1]	As a result of the IFRS Interpretations Committee’s agenda decision relating to IAS 12 Income Taxes, certain amounts have been retrospectively amended. See "Accounting Changes" for more information.

Reconciliation of adjusted operating profit margin

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars, except percentages)	2016	2015	2016	2015

Adjusted operating profit margin:
Adjusted operating profit	1,259	1,226	5,092	5,032
Divided by: total revenue	3,510	3,452	13,702	13,414

Adjusted operating profit margin	35.9%	35.5%	37.2%	37.5%

Reconciliation of adjusted net income

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2016	2015	2016	2015

Net (loss) income [1]	(9)	299	835	1,342
Add (deduct):
Stock-based compensation	16	16	61	55
Restructuring, acquisition and other	34	23	160	111
Loss on repayment of long-term debt	—	—	—	7
Net loss on divestitures pertaining to investments	—	—	11	—
Gain on acquisition of Mobilicity [1]	—	—	—	(74)
Loss on non-controlling interest purchase obligation	—	—	—	72
Loss on wind down of shomi	—	—	140	—
Impairment of assets and related onerous contract charges	484	—	484	—
Income tax impact of above items	(143)	(7)	(213)	(40)
Income tax adjustment, legislative tax change	—	—	3	6

Adjusted net income [1]	382	331	1,481	1,479

[1]	As a result of the IFRS Interpretations Committee’s agenda decision relating to IAS 12 Income Taxes, certain amounts have been retrospectively amended. See "Accounting Changes" for more information.

Rogers Communications Inc.	31	Fourth Quarter 2016

Reconciliation of adjusted earnings per share

(In millions of dollars, except per share amounts; number of shares outstanding in millions)	Three months ended December 31		Twelve months ended December 31
	2016	2015	2016	2015

Adjusted basic earnings per share:
Adjusted net income [1]	382	331	1,481	1,479
Divided by:
Weighted average number of shares outstanding	515	515	515	515

Adjusted basic earnings per share	$0.74	$0.64	$2.88	$2.87

Adjusted diluted earnings per share:
Adjusted net income [1]	382	331	1,481	1,479
Divided by:
Diluted weighted average number of shares outstanding	517	517	517	517

Adjusted diluted earnings per share [1]	$0.74	$0.64	$2.86	$2.86

[1]	As a result of the IFRS Interpretations Committee’s agenda decision relating to IAS 12 Income Taxes, certain amounts have been retrospectively amended. See "Accounting Changes" for more information.

Reconciliation of free cash flow

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2016	2015	2016	2015

Cash provided by operating activities	1,053	950	3,957	3,747
Add (deduct):
Additions to property, plant and equipment	(604)	(773)	(2,352)	(2,440)
Interest on borrowings, net of capitalized interest	(182)	(185)	(740)	(732)
Restructuring, acquisition and other	34	23	160	111
Interest paid	124	133	756	771
Change in non-cash working capital	18	187	(14)	302
Other adjustments	(51)	(61)	(62)	(83)

Free cash flow	392	274	1,705	1,676

Rogers Communications Inc.	32	Fourth Quarter 2016

Reconciliation of adjusted net debt and adjusted net debt / adjusted operating profit

	As at December 31	As at December 31
(In millions of dollars)	2016	2015

Current portion of long-term debt	750	1,000
Long-term debt	15,330	15,870
Deferred transaction costs and discounts	117	111
	16,197	16,981
Add (deduct):
Net debt derivative assets	(1,683)	(2,028)
Credit risk adjustment related to net debt derivative assets	(57)	(152)
Short-term borrowings	800	800
Bank advances (cash and cash equivalents)	71	(11)

Adjusted net debt	15,328	15,590

	As at December 31	As at December 31
(In millions of dollars, except ratios)	2016	2015

Adjusted net debt / adjusted operating profit
Adjusted net debt	15,328	15,590
Divided by: trailing 12-month adjusted operating profit	5,092	5,032

Adjusted net debt / adjusted operating profit	3.0	3.1

Rogers Communications Inc.	33	Fourth Quarter 2016

Other Information

Consolidated financial results - quarterly summary
The table below shows our consolidated results for the past eight quarters.

	2016						2015
(In millions of dollars, except per share amounts)	Full Year	Q4	Q3	Q2	Q1	Full Year	Q4	Q3	Q2	Q1
Revenue
Wireless	7,916	2,058	2,037	1,931	1,890	7,651	1,981	1,973	1,903	1,794
Cable	3,449	858	865	870	856	3,465	855	871	869	870
Business Solutions	384	96	95	97	96	377	95	94	94	94
Media	2,146	550	533	615	448	2,079	560	473	582	464
Corporate items and intercompany eliminations	(193)	(52)	(38)	(58)	(45)	(158)	(39)	(27)	(45)	(47)
Total revenue	13,702	3,510	3,492	3,455	3,245	13,414	3,452	3,384	3,403	3,175

Adjusted operating profit (loss)
Wireless	3,285	792	884	846	763	3,239	754	879	841	765
Cable	1,674	435	431	415	393	1,658	426	416	414	402
Business Solutions	123	30	31	31	31	116	30	31	27	28
Media	169	49	79	90	(49)	172	56	58	90	(32)
Corporate items and intercompany eliminations	(159)	(47)	(40)	(35)	(37)	(153)	(40)	(39)	(35)	(39)
Adjusted operating profit [1]	5,092	1,259	1,385	1,347	1,101	5,032	1,226	1,345	1,337	1,124
Deduct (add):
Stock-based compensation	61	16	18	15	12	55	16	13	14	12
Depreciation and amortization	2,276	555	575	572	574	2,277	580	576	562	559
Impairment of assets and related onerous contract charges	484	484	—	—	—	—	—	—	—	—
Restructuring, acquisition and other	160	34	55	27	44	111	23	37	42	9
Finance costs	761	188	188	189	196	774	192	190	182	210
Other expense (income) [2]	191	(4)	220	9	(34)	(4)	4	(31)	26	(3)
Net income (loss) before income tax expense (recovery) [2]	1,159	(14)	329	535	309	1,819	411	560	511	337
Income tax expense (recovery) [2]	324	(5)	109	141	79	477	112	135	148	82
Net income (loss) [2]	835	(9)	220	394	230	1,342	299	425	363	255

Earnings (loss) per share [2]:
Basic	$1.62	($0.02)	$0.43	$0.77	$0.45	$2.61	$0.58	$0.83	$0.70	$0.50
Diluted	$1.62	($0.04)	$0.43	$0.76	$0.44	$2.60	$0.58	$0.82	$0.70	$0.48

Net income (loss) [2]	835	(9)	220	394	230	1,342	299	425	363	255
Add (deduct):
Stock-based compensation	61	16	18	15	12	55	16	13	14	12
Restructuring, acquisition and other	160	34	55	27	44	111	23	37	42	9
Gain on acquisition of Mobilicity [2]	—	—	—	—	—	(74)	—	(74)	—	—
Loss on non-controlling interest purchase obligation	—	—	—	—	—	72	—	72	—	—
Loss on repayment of long-term debt	—	—	—	—	—	7	—	—	—	7
Loss on wind down of shomi	140	—	140	—	—	—	—	—	—	—
Net loss (gain) on divestitures pertaining to investments	11	—	50	—	(39)	—	—	—	—	—
Impairment of assets and related onerous contract charges	484	484	—	—	—	—	—	—	—	—
Income tax impact of above items [2]	(213)	(143)	(56)	(9)	(5)	(40)	(7)	(12)	(13)	(8)
Income tax adjustment, legislative tax change	3	—	—	—	3	6	—	—	6	—
Adjusted net income [1,2]	1,481	382	427	427	245	1,479	331	461	412	275

Adjusted earnings per share [1,2]:
Basic	$2.88	$0.74	$0.83	$0.83	$0.48	$2.87	$0.64	$0.90	$0.80	$0.53
Diluted	$2.86	$0.74	$0.83	$0.83	$0.47	$2.86	$0.64	$0.89	$0.80	$0.53

Additions to property, plant and equipment	2,352	604	549	647	552	2,440	773	571	621	475
Cash provided by operating activities	3,957	1,053	1,185	1,121	598	3,747	950	1,456	1,114	227
Free cash flow [1]	1,705	392	598	495	220	1,676	274	660	476	266
Total service revenue [3]	13,027	3,306	3,328	3,308	3,085	12,649	3,214	3,183	3,204	3,048

[1]
Adjusted operating profit, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[2]	As a result of the IFRS Interpretations Committee’s agenda decision relating to IAS 12 Income Taxes, certain amounts have been retrospectively amended. See "Accounting Changes" for more information.

[3]	As defined. See "Key Performance Indicators".

Rogers Communications Inc.	34	Fourth Quarter 2016

Supplementary Information

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of Canadian dollars, except per share amounts, unaudited)

	Three months ended December 31		Twelve months ended December 31
	2016	2015	2016	2015

Revenue	3,510	3,452	13,702	13,414

Operating expenses:
Operating costs	2,267	2,242	8,671	8,437
Depreciation and amortization	555	580	2,276	2,277
Impairment of assets and related onerous contract charges	484	—	484	—
Restructuring, acquisition and other	34	23	160	111
Finance costs	188	192	761	774
Other (income) expense [1]	(4)	4	191	(4)

(Loss) income before income tax (recovery) expense [1]	(14)	411	1,159	1,819
Income tax (recovery) expense [1]	(5)	112	324	477

Net (loss) income [1]	(9)	299	835	1,342

(Loss) earnings per share [1]:
Basic	($0.02)	$0.58	$1.62	$2.61
Diluted	($0.04)	$0.58	$1.62	$2.60

[1]	As a result of the IFRS Interpretations Committee’s agenda decision relating to IAS 12 Income Taxes, certain amounts have been retrospectively amended. See "Accounting Changes" for more information.

Rogers Communications Inc.	35	Fourth Quarter 2016

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Financial Position
(In millions of Canadian dollars, unaudited)

	As at December 31	As at December 31
	2016	2015

Assets
Current assets:
Cash and cash equivalents	—	11
Accounts receivable	1,949	1,792
Inventories	315	318
Other current assets	215	303
Current portion of derivative instruments	91	198
Total current assets	2,570	2,622

Property, plant and equipment	10,749	10,997
Intangible assets	7,130	7,243
Investments	2,174	2,271
Derivative instruments	1,708	1,992
Other long-term assets	98	150
Deferred tax assets	8	9
Goodwill [1]	3,905	3,905

Total assets [1]	28,342	29,189

Liabilities and shareholders’ equity
Current liabilities:
Bank advances	71	—
Short-term borrowings	800	800
Accounts payable and accrued liabilities	2,783	2,708
Income tax payable	186	96
Current portion of provisions	134	10
Unearned revenue	367	388
Current portion of long-term debt	750	1,000
Current portion of derivative instruments	22	15
Total current liabilities	5,113	5,017

Provisions	33	50
Long-term debt	15,330	15,870
Derivative instruments	118	95
Other long-term liabilities	562	455
Deferred tax liabilities [1]	1,917	2,066
Total liabilities [1]	23,073	23,553

Shareholders’ equity [1]	5,269	5,636

Total liabilities and shareholders’ equity [1]	28,342	29,189

[1]	As a result of the IFRS Interpretations Committee’s agenda decision relating to IAS 12 Income Taxes, certain amounts have been retrospectively amended. See "Accounting Changes" for more information.

Rogers Communications Inc.	36	Fourth Quarter 2016

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of Canadian dollars, unaudited)

	Three months ended December 31		Twelve months ended December 31
	2016	2015	2016	2015
Operating activities:
Net (loss) income for the period [1]	(9)	299	835	1,342
Adjustments to reconcile net (loss) income to cash provided by operating activities:
Depreciation and amortization	555	580	2,276	2,277
Program rights amortization	17	21	71	87
Finance costs	188	192	761	774
Income tax (recovery) expense [1]	(5)	112	324	477
Stock-based compensation	16	16	61	55
Post-employment benefits contributions, net of expense	28	31	(3)	(16)
Net loss on divestitures pertaining to investments	—	—	11	—
Loss on wind down of shomi	—	—	140	—
Impairment of assets and related onerous contract charges	484	—	484	—
Gain on acquisition of Mobilicity [1]	—	—	—	(74)
Other	2	13	34	82
Cash provided by operating activities before changes in non-cash working capital items, income taxes paid, and interest paid	1,276	1,264	4,994	5,004
Change in non-cash operating working capital items	(18)	(187)	14	(302)
Cash provided by operating activities before income taxes paid and interest paid	1,258	1,077	5,008	4,702
Income taxes (paid) received	(81)	6	(295)	(184)
Interest paid	(124)	(133)	(756)	(771)

Cash provided by operating activities	1,053	950	3,957	3,747

Investing activities:
Additions to property, plant and equipment	(604)	(773)	(2,352)	(2,440)
Additions to program rights	(3)	(27)	(46)	(64)
Changes in non-cash working capital related to property, plant and equipment and intangible assets	44	167	(103)	(116)
Acquisitions and other strategic transactions, net of cash acquired	—	(5)	—	(1,077)
Other	49	(32)	45	(70)

Cash used in investing activities	(514)	(670)	(2,456)	(3,767)

Financing activities:
Net repayment on short-term borrowings	(250)	(59)	—	(42)
Net (repayment) issuance of long-term debt	(57)	82	(538)	754
Net (payment) proceeds on settlement of debt derivatives and forward contracts	(28)	(25)	(45)	129
Transaction costs incurred	(17)	(9)	(17)	(9)
Dividends paid	(247)	(247)	(988)	(977)
Other	—	—	5	—

Cash used in financing activities	(599)	(258)	(1,583)	(145)

Change in cash and cash equivalents	(60)	22	(82)	(165)
(Bank advances) cash and cash equivalents, beginning of period	(11)	(11)	11	176

(Bank advances) cash and cash equivalents, end of period	(71)	11	(71)	11

[1]	As a result of the IFRS Interpretations Committee’s agenda decision relating to IAS 12 Income Taxes, certain amounts have been retrospectively amended. See "Accounting Changes" for more information.

Rogers Communications Inc.	37	Fourth Quarter 2016

Investments

	As at December 31	As at December 31
(In millions of dollars)	2016	2015

Investments in:
Publicly traded companies	1,047	966
Private companies	169	212
Investments, available-for-sale	1,216	1,178
Investments, associates and joint ventures	958	1,093

Total investments	2,174	2,271

Long-Term Debt

			Principal amount	Interest rate	As at December 31	As at December 31
(In millions of dollars, except interest rates)	Due date				2016	2015

Bank credit facilities				Floating	100	500
Bank credit facilities		US	150	Floating	201	—
Senior notes	2016		1,000	5.800%	—	1,000
Senior notes	2017		500	3.000%	500	500
Senior notes	2017		250	Floating	250	250
Senior notes	2018	US	1,400	6.800%	1,880	1,938
Senior notes	2019		400	2.800%	400	400
Senior notes	2019		500	5.380%	500	500
Senior notes	2020		900	4.700%	900	900
Senior notes	2021		1,450	5.340%	1,450	1,450
Senior notes	2022		600	4.000%	600	600
Senior notes	2023	US	500	3.000%	671	692
Senior notes	2023	US	850	4.100%	1,141	1,176
Senior notes	2024		600	4.000%	600	600
Senior notes	2025	US	700	3.625%	940	969
Senior notes	2026	US	500	2.900%	671	—
Senior debentures [1]	2032	US	200	8.750%	269	277
Senior notes	2038	US	350	7.500%	470	484
Senior notes	2039		500	6.680%	500	500
Senior notes	2040		800	6.110%	800	800
Senior notes	2041		400	6.560%	400	400
Senior notes	2043	US	500	4.500%	671	692
Senior notes	2043	US	650	5.450%	873	900
Senior notes	2044	US	1,050	5.000%	1,410	1,453
					16,197	16,981
Deferred transaction costs and discounts					(117)	(111)
Less current portion					(750)	(1,000)

Total long-term debt					15,330	15,870

[1]
Senior debentures originally issued by Rogers Cable Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at December 31, 2016 and for which Rogers Communications Partnership was an unsecured guarantor as at December 31, 2015.

Rogers Communications Inc.	38	Fourth Quarter 2016

About Forward-Looking Information

This earnings release includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this earnings release. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information

•
typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions, although not all forward-looking information includes them;

•
includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors, most of which are confidential and proprietary and that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and

•	was approved by our management on the date of this earnings release.

Our forward-looking information includes forecasts and projections related to the following items, some of which are non-GAAP measures (see "Non-GAAP Measures"), among others:

•	revenue;

•	adjusted operating profit;

•	additions to property, plant and equipment;

•	cash income tax payments;

•	free cash flow;

•	dividend payments;

•	the growth of new products and services;

•	expected growth in subscribers and the services to which they subscribe;

•	the cost of acquiring and retaining subscribers and deployment of new services;

•	continued cost reductions and efficiency improvements; and

•	all other statements that are not historical facts.

Specific forward-looking information included or incorporated in this document include, but is not limited to, our information and statements under "2017 Outlook" relating to our 2017 consolidated guidance on revenue, adjusted operating profit, additions to property, plant and equipment, and free cash flow. All other statements that are not historical facts are forward-looking statements.

We base our conclusions, forecasts, and projections on the following factors, among others:

•	general economic and industry growth rates;

•	currency exchange rates and interest rates;

•	product pricing levels and competitive intensity;

•	subscriber growth;

•	pricing, usage, and churn rates;

•	changes in government regulation;

•	technology deployment;

•	availability of devices;

•	timing of new product launches;

•	content and equipment costs;

•	the integration of acquisitions; and

•	industry structure and stability.

Except as otherwise indicated, this earnings release and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:

•	regulatory changes;

•	technological changes;

•	economic conditions;

•	unanticipated changes in content or equipment costs;

•	changing conditions in the entertainment, information, and communications industries;

•	the integration of acquisitions;

•	litigation and tax matters;

•	the level of competitive intensity;

•	the emergence of new opportunities; and

•	new interpretations and new accounting standards from accounting standards bodies.

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Rogers Communications Inc.	39	Fourth Quarter 2016

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this earnings release is qualified by the cautionary statements herein.

Key assumptions underlying our 2017 guidance
Our 2017 guidance ranges under "2017 Outlook" are based on many assumptions including, but not limited to, the following material assumptions:

•	continued intense competition consistent with our experience during the full-year 2016 in all segments in which we operate;

•	a substantial portion of our US dollar-denominated expenditures for 2017 is hedged at an average exchange rate of $1.33/US$;

•	key interest rates remain relatively stable throughout 2017;

•
no significant additional regulatory developments, shifts in economic condition, or macro changes in the competitive environment affecting our business activities. We note that regulatory decisions expected during 2017 could materially alter underlying assumptions around our 2017 Wireless, Cable, Business Solutions, and/or Media results in the current and future years, the impacts of which are currently unknown and not factored into our guidance;

•
the CRTC decision to require distributors to offer a basic entry-level television package capped at $25 per month, as well as channels above the basic tier on an "à la carte" basis and in smaller, reasonably priced packages, is not expected to materially impact our Cable revenue;

•
the CRTC decision to significantly reduce interim rates for the capacity charge tariff component of wholesale high-speed access service pending approval of final rates is expected to have an impact on our Cable revenue;

•	Wireless customers will continue to adopt, and upgrade to, higher-value smartphones and a similar proportion of customers will remain on term contracts;

•	overall wireless market penetration in Canada is expected to grow in 2017 at a similar rate as in 2016;

•	our relative market share in Wireless and Cable will not be negatively impacted;

•	continued subscriber growth in Wireless and Cable Internet; moderating net losses in Cable Television subscribers; and a relatively stable Phone subscriber base;

•	in Business Solutions, continued declines in our legacy and off-net business, and the continued execution of our plan to grow higher-margin next generation IP- and cloud-based services;

•	in Media, continued growth in Sportsnet and declines in our traditional media businesses, including our print publishing offerings; and

•	with respect to additions to property, plant and equipment:

•	we have rolled out LTE across the majority of our coverage area as well as deployed newly-acquired 700 MHz and AWS-1 spectrum; and

•	we will make expenditures to prepare our network for our anticipated rollout of the Comcast X1 IPTV platform in early 2018.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, fully review the sections in our 2015 Annual MD&A entitled "Regulation in Our Industry" and "Governance and Risk Management", as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively. Information on or connected to our website is not part of or incorporated into this earnings release.

# # #

Rogers Communications Inc.	40	Fourth Quarter 2016